Acasti Pharma

Breaking down the walls of cholesterol

ANNUAL REPORT 2012



MISSION

Breaking down the walls of cholesterol

Acasti Pharma Inc. is a Canadian-based biopharmaceutical company dedicated in the research, development and commercialization of innovative proprietary active pharmaceutical ingredients (API) for the management of cardiometabolic disorders, from prevention to treatment, bridging the treatment gap in lipid management.

Acasti produces first-in-class and best-in-class anti-dyslipidemic prescription drugs ("CaPre®") and medical foods ("Onemia™") customized to enter the $30 billion dyslipidemia market.



Breaking down the walls of cholesterol



Table of Contents

Highlights

- Acasti concluded two successful financings. The first, which closed September 2011, was an oversubscribed rights offering that generated gross proceeds of $8.1 million. The second, which closed in February 2012, was a private placement that generated proceeds of approximately $2 million.

- Acasti began to commercialize Onemia™, its pharmaceutical omega-3 phospholipid concentrate, which is classified as a medical food and has been developed to manage chronic cardiometabolic disorders. Onemia™ is initially sold in the United States directly at physicians' offices or online strictly with a healthcare professional's recommendation.

- Acasti generated revenues from research contracts carried out for its parent corporation, Neptune Technologies & Bioressources Inc., and from initial sales of Onemia™ of $116,000 and $10,000, respectively, compared to $28,000 generated from contracted research in the prior year.

- Acasti entered the clinical phase after receiving approval from Health Canada to initiate two phase II clinical studies assessing the safety and efficacy of CaPre®, its lead prescription drug candidate, for the treatment of hypertriglyceridemia.

- Acasti achieved a major corporate milestone when it received approval from the TSX-Venture Exchange to begin publically trading its shares under APO symbol.

- Acasti was awarded the Innovation Award at the annual Genesis Gala held by BioQuébec for the development of its pharmaceutical products in the OTC and Medical Food markets.



MESSAGE TO *Shareholders*

Acasti Pharma completed an extremely productive year in 2011-2012 in which significant milestones were reached and the Company added a number of new chapters to its story. Our financial position was strengthened, we entered the clinical trial phase and greatly advanced in our studies and product development strategies, we reinforced our executive team by bringing in additional medical and managerial expertise and we were publically recognized for our innovative pharmaceutical products targeting the over-the-counter (OTC) and medical food markets. We would like to take this opportunity to provide you with details of some of the highlights of the past year, and to offer you an overview of our objectives in the current year.

Company Focus

Acasti was established in August 2008 as a subsidiary of Neptune Technologies & Bioressources Inc. Neptune has granted to Acasti an exclusive worldwide license to research and develop new active pharmaceutical ingredients based on Neptune's proprietary marine-based omega-3 phospholipid technology and intellectual property.

Acasti is focused on bridging the treatment gap in cardiometabolic disorders through novel superior lipid management. To carry out this mission, it is advancing its portfolio of bioactive ingredients, by purifying and concentrating Neptune krill extracts through innovative technology, producing products targeting the pharmaceutical prescription medical food, OTC and prescription drug markets.

Financial Overview

Acasti generated revenues from research contracts carried out for Neptune and from initial sales of Onemia™ of $116,000 and $10,000, respectively, in the fiscal year ended February 29, 2012, compared to $28,000 generated from contracted research in the prior year. Our research and development expenses for the year totalled $3,140,000, compared to $1,538,000 in the previous fiscal year. EBITDA for the fiscal year ended February 29, 2012 was negative $4,481,000, compared to negative $2,255,000 in the prior year. Net loss for the fiscal year ended February 29, 2012 was $6,501,000, or $0.10 per share, compared to $3,008,000, or $0.06 per share in the previous fiscal year. As of February 29, 2012, Acasti had $7,133,000 in cash and short-term investments.

While Acasti is a subsidiary of Neptune, Acasti is responsible for financing its own operations and research and development activities as well as its clinical studies. Acasti has begun to market one of its proprietary products, Onemia™, which targets cardiometabolic disorders. Once distribution is well underway, the success of Onemia™ should provide revenues which will contribute to the financing of the Company's ongoing R&D activities. R&D activities, as well as administrative and commercialization costs, represent Acasti's principal expenditures.

Acasti also carried out two successful financings during the year. First, in September 2011, we concluded an oversubscribed rights offering for gross proceeds of $8.1 million. The success of the rights offering demonstrates our subscribers' confidence in Acasti's management team and its strategic development plan. A significant portion of the proceeds will be used to accelerate the development and confirm the health benefits of CaPre®, our prescription drug candidate, as it moves through the clinical development stages, as well as to advance the commercialization of Onemia™. Second, in February 2012, Acasti closed a private placement that generated proceeds of approximately $2 million. Dr. Harlan Waksal, Acasti's Executive Vice-President, Business and Scientific Affairs, and Neptune, our parent company, jointly subscribed to the placement. Dr. Waksal's financial commitment represents an extraordinary expression of his belief in Acasti's value. The proceeds of this offering are being used for working capital purposes.

MESSAGE TO *Shareholders*

Corporate Milestones

Acasti's executive team was strengthened considerably when Dr. Waksal joined us in July 2011. As Executive Vice-President of Business and Scientific Affairs, Dr. Waksal is involved in the implementation of our strategic and business plans. He is helping us drive our clinical development program, which will ultimately lead to an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) in the United States.

Dr. Waksal is a physician and co-founder of ImClone System Inc., where he was instrumental in leading the development of, and obtaining FDA approval for, a biologic cancer therapy. In 2008, ImClone Systems was acquired by Eli Lily for USD $6.5 billion. Dr. Waksal's scientific expertise and corporate successes add immeasurable value to the Acasti team.

In March 2011, Acasti achieved another corporate milestone when it received approval from the TSX-Venture Exchange to begin publically trading its shares. Meeting the conditions and regulatory requirements for listing on the Exchange marked the next stage in Acasti's corporate evolution.

Concurrently, we also welcomed Dr. Martin Godbout and Mr. Marc Lebel to our Board of Directors, replacing the departing of Mr. Jean-Claude Debard and Mr. Daniel Perry. Dr. Godbout has been involved in a number of biotech companies and biotech investment firms and is Chairman of the Board of MethylGene. Mr. Lebel is the founder of Anapharm, a contract clinical research firm which was sold to Pharmanet.

Accelerating Development

Acasti also took great strides in advancing the development of its two key omega-3 phospholipid concentrates, Onemia™ and CaPre®.

Onemia™ is our medical food product that has been developed for the management of omega-3 phospholipid deficiencies. During the year we began distributing Onemia™ to selected doctors for use with their patients. The objective of this initial sampling is primarily to build doctors' confidence on Onemia while getting accustomed to omega-3 phospholipids and Acasti products, paving the way for CaPre®, our prescription drug candidate. In conjunction with this effort, we are continuously accumulating data for Onemia™ and strengthening its position in the distinct medical food market. Onemia is presently promoted in multiple high-standard medical and cardiological conferences and tradeshows. Targeting the basic deficiency leading to cardiometabolic disorders, Onemia™ is being well positioned as a safe and effective product-of-choice in a multimillion-dollar market.

In the first stage of its commercialization, Onemia™ is initially being distributed in the United States directly at physicians' offices or online strictly with a healthcare professional's recommendation. The Company is planning to make Onemia™ available via distributors and behind-the-counter in pharmacies in the near future. Acasti is also seeking partners to commercialize Onemia™ outside of the U.S.

The product development of our lead prescription drug candidate, CaPre®, has advanced considerably. We have developed CaPre® specifically for the treatment of hypertriglyceridemia, a condition which denotes abnormally high levels of triglycerides, and which is a major risk factor in cardiovascular disease. In the past year Acasti received regulatory approvals and initiated two clinical trials with CaPre®. A Phase II human clinical trial designed to assess the safety and efficacy of CaPre® in patients with moderate to very high triglyceride levels. This randomized, double blind and placebo controlled study enrolled its first patient in October. The patient profile for this trial distinguishes CaPre® from prescription drug fish oils, which are labeled only to treat patients with very high levels of triglycerides. In the same month, October 2011, the second study received clearance from Health Canada. This is an open-label Phase II clinical trial that will evaluate the efficacy of CaPre® at multiple dosage levels. Initiating this Phase II study ultimately allows us to generate additional data to help shape our regulatory and clinical strategies.

MESSAGE TO *Shareholders*

Other Successes

Acasti was honoured in 2011 to receive the Innovation Award at the annual Genesis Gala held by BioQuébec. BioQuébec is an association of biotech and life sciences companies that is dedicated to promoting the growth of the life science industry in the province of Québec. Acasti was recognized for the development of its pharmaceutical products in the OTC and medical food markets. We were also honoured to receive the Deka Innovation Award from the Hellenic Board of Trade in Montreal.

Current Objectives

In the current year, we remain committed to generating greater shareholder value and to advancing our omega-3 phospholipid product portfolio. Specifically, we are working to build Acasti's profile in the medical, pharmaceutical and financial markets, to accelerate the broad commercialization of Onemia™ and to complete our Canadian clinical studies for CaPre®. Further, we will be preparing an IND (Investigational New Drug) submission for a Phase III clinical trial for CaPre® in the U.S., and assessing the potential for listing the Company on a U.S. exchange.

Acknowledgements

We have many people to thank for their efforts over the past year. The employees and management team at Acasti renew their commitment to excellence each and every day, which is absolutely critical for us to succeed. We are also grateful to our Scientific Advisory Board as well as our Board of Directors for the expertise and counsel they provide. Finally, we would like to thank you, Acasti's shareholders, for your ongoing support. We are dedicated to creating even greater shareholder value in the months and years ahead.

/s/ Ronald Denis

Dr. Ronald Denis
Chairman

/s/ Henri Harland

Henri Harland
Chief Executive Officer

/s/ Tina Sampalis

Dr. Tina Sampalis
President

/s/ Xavier Harland

Xavier Harland
Chief Financial Officer

Pursuing Excellence *from Bench to Bedside*


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Researching and developing innovative and proprietary pharmaceutical products designed to better manage cardiometabolic disorders is Acasti's main mission and top priority. As such, we are deeply committed to a comprehensive and meticulous product development program that will lead us to our final goal, the new drug approval for CaPre® in the US. Our product development program has two core focuses.

First, Acasti is continually engaged in rigorous basic and clinical testing for its pharmaceutical products. The aim of this testing is to further analyze and enhance our analytical methods, to develop more efficient and cost-effective ways to produce our products, and to ensure that the quality of our products meets the very strict pharmaceutical standards.

It is a considerable challenge to take a product from the bench to clinical testing stage and then to the marketplace. A product that is first produced in very small amounts must ultimately be manufactured in volumes ranging from kilograms to tonnes. At the same time, the purity, stability, quality and cost-effectiveness of the product must be maintained and must always continue to adhere to the multiple Good Manufacturing Practices of each respective development step. This is a difficult task on its own; it becomes even more difficult however when dealing with naturally sourced APIs which adhere to natural variability. Acasti has addressed this concern and is continuously working to develop more cost effective ways to overcome the inherent problems of dealing with Nature.

In addition, our product development program is designed to ensure that we meet or exceed the standards and guidelines prescribed by pharmaceutical Good Manufacturing Practice (GMP) regulations in the countries where our products will be commercialized.

Second, Acasti's product development activities are focused on the encapsulation and packaging of its products. In the clinical testing stage, a product is essentially made to be indistinguishable from the placebo to which it is being compared (essential for double blind studies as the Phase II presently ongoing). When the product is being prepared for distribution to the pharmaceutical market, its encapsulation must be designed to identify the product, to make it attractive, and to make it palatable and easily administered. Moreover, the product must be produced according to pharmaceutical GMP conditions, and each element of the process by which it is manufactured must be validated.

For many of our product development activities, Acasti's in-house testing personnel collaborate with accredited external providers and partners in both the United States and Canada.

Omega-3 phospholipids *New and Improved*

Onemia™

Onemia™ is Acasti's first product to be commercialized in the healthcare practitioner market. As a medical food, Onemia™ is only administered under the supervision of a physician and is intended for the specific dietary management of illnesses associated with omega-3 phospholipid deficiency related to cardiometabolic disorders.

Onemia™ consists of concentrated omega-3 phospholipids and antioxidants purified from its precursor Neptune Krill Oil (NKO®). Onemia™ concentration in omega-3 phospholipids and antioxidants is considerably higher than NKO®.

Medical foods are a specific class of products under the U.S. Food and Drug Administration (FDA) and are defined as products: "formulated to be consumed or administered enterally under the supervision of a physician and which [are] intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation."

Onemia™ active ingredients are shown to be safe and effective for the dietary management of omega-3 phospholipid deficiency and the consequent abnormal lipid profiles. Abnormal lipid profiles can lead to a number of conditions including hyperlipidemia (which generally manifests as high LDL (bad cholesterol) and high triglycerides), atherosclerosis (the build up of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, and gastroenterology disorders.

Acasti is positioning Onemia™ to be the product of choice in a multimillion-dollar market targeting the clinical dietary management of cardiometabolic disorders. Indeed, according to the American Heart Association, over 100 million Americans alone have been diagnosed with hyperlipidemia. Onemia™ is proven safe and effective, and has been very well received by multiple physicians who have satisfactorily sampled and have initiated their recommendations of Onemia™ for their patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor's recommendation only) medical food.

Onemia™ is now in the early stages of commercialization and has begun to generate revenues for Acasti. Initially, Onemia™ is being distributed in the United States directly at physicians' offices or online strictly with a healthcare professional's recommendation. Acasti is also seeking partners to commercialize Onemia™ outside of the U.S.


onemia
For the management of
Omega-3 Phospholipid Deficiency
MEDICAL FOOD
onemia
Omega-3 Phospholipid

Taking Omega-3 Phospholipids *to the Next Level*

CaPre®

CaPre® is Acasti's lead prescription drug candidate developed to address the prevention and treatment of cardiometabolic disorders including hypertriglyceridemia, a condition which is characterized by abnormally high levels of triglycerides.

CaPre® is a purified concentrate of the bioactive ingredients of initial Neptune krill oil, a patented marine extract developed by our parent corporation, Neptune. Acasti has been granted an exclusive licence from Neptune to develop pharmaceutical products customized to manage cardiovascular disease. CaPre® is designed to target the reduction of moderate and very high triglycerides. Preclinical research has indicated though that CaPre® may also normalize blood lipids overall by also reducing LDL (bad cholesterol) and increasing HDL (good cholesterol). Clinical research is required in order to confirm an analogous efficacy in humans. Acasti is presently conducting two phase II clinical studies which are presently enrolling eligible patients with moderate and severe hypertriglyceridemia.

CaPre® is designed as a chronic regimen concomitant to lifestyle changes alone or in conjunction with standard treatments as statins (statins are a class of drug used to reduce cholesterol levels) and, potentially, for use by statin-intolerant patients.

Acquiring regulatory approval for CaPre® requires that safety is confirmed and the product is effective for sufficiently reducing triglycerides. However, our more far-reaching aim is to demonstrate that CaPre® also reduces LDL cholesterol and raises HDL cholesterol. This is a significant target, as no drugs currently on the market have been proven effective for all three indications. CaPre®'s precursor, NKO®, has demonstrated significant clinical benefits in all three areas.

There are competing products in the marketplace to treat hypertriglyceridemia, including products that have been manufactured from omega-3 fish oil. However, CaPre® is the only omega-3 phospholipid product being developed with a high potential to demonstrate a clear clinical superiority. No competing product currently on the market, including Lovaza®, AMR101® or Epanova™ has demonstrated efficacy in treating all three indications.

CaPre® is currently being evaluated in two Phase II clinical trials, both of which aim to evaluate the effect of different daily doses of the drug on patients with moderate to very high triglyceride levels. These trials will enrol over 600 patients. In the current year we will be preparing an IND (Investigational New Drug) submission for a Phase III clinical trial for CaPre® in the U.S.

Based on preclinical evaluations and the demonstrated benefits of NKO®, we have reason to expect that the competitive advantages of CaPre® may include a range of clinical benefits that is superior to products currently being prescribed for hypertriglyceridemia, efficacy at lower dosage levels than products now on the market, which is essential for good patient compliance, and no gastrointestinal side-effects.

Worldwide, the omega-3 market is valued at approximately $8 billion, and it is growing. Of this market, prescription omega-3 accounts for approximately $1.3 billion in sales.

Clinical Trials Strategy

Our lead prescription drug candidate, CaPre® is an innovative proprietary active pharmaceutical ingredient (API) designed for the wider management of innovative cardiometabolic disorders including hypertriglyceridemia, a condition which denotes abnormally high levels of triglycerides, and which is a major risk factor in cardiovascular disease. CaPre® has undergone successfully extensive preclinical testing in both Canada and the United States demonstrating superior safety and bioavailability. The drug candidate has been reviewed and accepted by the Clinical Trials Division of Health Canada to enter clinical testing on patients with moderate to very high triglycerides. Acasti has presently initiated two Phase II clinical trials designed to evaluate the safety and efficacy of CaPre® for the management of hypertriglyceridemia. These trials are a central part of our USA and international regulatory compliance program and are an essential step in securing regulatory approval to distribute and market CaPre® as a prescription drug in the pharmaceutical marketplace.

Both of the Phase II trials have initiated recruitment of patients and are currently in progress. The first is a randomized, double-blind, placebo-controlled study that is designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to placebo in patients with moderate to severe hypertriglyceridemia. The study will enrol 429 patients, who will be administered doses of 1.0 or 2.0 grams of CaPre® or 2.0 g of placebo per day for 12 weeks. Patients participating in this trial must be diagnosed with moderate to very high triglyceride levels. This patient profile allows CaPre® to target a wider patient population and differentiates it from existing prescription drug fish oils, which are only labeled for the management of severely high triglycerides which represents a very small portion of hypertriglyceridemics in the USA.

The second Phase II trial is an open-label study (in an open-label study, both patients and researchers are aware of the treatment being administered) designed to assess the dose-dependent effect of CaPre® on fasting plasma triglycerides as compared to standard of care. This study is enrolling 174 patients, who will be administered doses of 0.5, 1.0 and 2.0 grams of per day of CaPre® for 8 weeks. Patients in this trial have also been diagnosed with moderate to very high triglyceride levels.

Both of the Phase II trials have initiated recruitment and are actively progressing towards completion. In parallel with the progression of these trials we are preparing an IND (Investigational New Drug) submission for the allowance of the pivotal Phase III clinical trial for CaPre® in the United States. This is the critical and decisive next step in the Company's drug development program aiming towards to market approval.

Regulation

Health Canada informed Acasti that there were no objections to the two studies proposed by Acasti based on the information and material provided to support the Clinical Trial Application (CTA). During the year, Acasti initiated the two phase II clinical studies in Canada; i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti's prescription drug candidate) for the management of moderate to very high hypertriglyceridemia. The first patients were enrolled in the study in October 2011 and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patients were enrolled in December 2011. Recruitment of these clinical trials is well underway.

In order to speed up its development, Acasti has completed its GMP validations of its analytical methods and is near completion of its preclinical Good Laboratory Practices (GLP) program (IND-enabling program). Within the preclinical R&D program, Acasti reported preclinical results showing that its leading drug candidate CaPre™ performed significantly better on overall lipid management, especially reduction of triglycerides. Data also showed that CaPre® is significantly more effective than the currently marketed drug, Lovaza®, at managing impaired glucose tolerance (IGT) a serious pre-diabetic state associated with increased risk of diabetes and heart disease, commonly encountered in patients with high triglycerides and metabolic syndrome.

Establishing our Intellectual Property Portfolio

When Acasti was founded in 2008 as a subsidiary of Neptune Technologies & Bioressources Inc., Neptune transferred to Acasti an exclusive worldwide license to use Neptune's proprietary marine-based omega-3 phospholipid technology and intellectual property in order to research, develop and commercialize new active pharmaceutical ingredients for the management of cardiovascular and cardiometabolic conditions.

Since their foundation, both Neptune and Acasti have considered building and protecting a robust intellectual property portfolio a top priority as one of the most important assets for each company.

Presently, Neptune owns 80 issued patents and 17 patents pending in more than 30 jurisdictions around the world. In 2011, Neptune was granted two new patents by the U.S. Patent and Trademark Office. The first secures Neptune's intellectual property on a composition of novel omega-3 phospholipids, the main bioactive ingredients in all recognized krill oils including Neptune Krill Oil (NKO®). The second patent grants Neptune protection on specific cardiovascular health benefits when using krill extracts.

Taken together, these patents protect the product development efforts of Neptune and Acasti and provide the two companies with a leadership position in the global omega-3 phospholipid-based nutraceutical and pharmaceutical markets.

In addition to the patent protection Acasti benefits from as a result of its exclusive worldwide licence agreement with Neptune, Acasti has also submitted its own patent application for the protection of the composition and pharmaceutical use of its novel omega-3 phospholipids.

This patent application is separate and distinct from the patents held by Neptune. It widely covers the unique, highly concentrated omega-3 phospholipid formulations used in Acasti's product pipeline. Acasti's patent application is about to enter the national phase in approximately 48 countries. Once granted, the patent will remain Acasti's exclusive intellectual property.

Going forward, Acasti will continue to enrich and rigorously assert and defend its intellectual property in order to protect and increase shareholder value.



Scientific Advisory Board



Steven E. Nissen, MD, MACC
In 2007, named one of the 100 Most Influential People in the world by Time Magazine. Outstanding Teacher Award by the Cleveland Clinic Fellows in Cardiovascular Medicine in 1993, 1998, and 2004.



Jacques Genest, MD, CM, FRCP, FACC, FAHA
Leading authority in the lipid management and coronary artery disease, is a Professor of Medicine and immediate past Chair of Cardiology at McGill University Health Centre. For the past 15 years, he has participated in the Canadian Cardiovascular Society.



Professor Ruth McPherson, MD, PhD
Director of the Atherogenomics Laboratory and the Lipid Clinic, and Director of Research for the Division of Cardiology at the University of Ottawa Heart. Key opinion leader in the area of clinical lipidology and cardiovascular risk reduction.



Jean Davignon, OC, GOQ, MD, MSc, FRCPC, FACP, FRSC, FACN, FAHA, FCAHS

Scientist and leading authority in the fields of hyperlipidemia and atherosclerosis. He is the founding member of the Canadian Atherosclerosis Society, the Canadian Association for Familial Hypercholesterolemia and the Canadian Institute of Academic Medicine.



Magdy M. Abdel-Malik, PhD

Founder and President of Quaestio Global Partners, a management consultancy in the Healthcare and Life Sciences industries. Prior to founding Quaestio GP he served as Director of Global External Opportunities at Pfizer Consumer Healthcare.

Corporate Information

Board of Directors

Ronald Denis MD [1,2,3]
Chief of Surgery
Sacré-Cœur Hospital, Montréal
Chairman of the Board
President of the Corporate Governance Committee
President of the Compensation Committee

Henri Harland Bsc. Act, MBA [1,2,3]
Chief Executive Officer
Acasti Pharma Inc.
President and Chief Executive Officer
Neptune Technologies & Bioressources Inc.

Michel Chartrand BA [1,2,3]
Chief Operating Officer
Neptune Technologies & Bioressources Inc.

Martin Godbout Ph.D. [1,2,3]
President, Hodran Consultants

Marc Lebel PharmD [1,2,3]
Interim CEO and Director of Warnex Inc.
President of the Audit Committee

(1) Members of the Corporate Governance Committee
(2) Members of the Audit Committee
(3) Members of the Compensation Committee

Management

Henri Harland Bsc. Act, MBA
Chief Executive Officer

Fotini Sampalis MD, PhD
President

Pierre Lemieux PhD
Chief Operating Officer

Xavier Harland Bsc. Act, CFA, FRM
Chief Financial Officer

Harlan Waksal MD
Executive Vice-President, Business & Scientific Affairs

Investor & Shareholder Information

Stock Exchange Listing

TSX – Venture Exchange - Symbol: APO

Investors Relations

Xavier Harland
Chief Financial Officer
Acasti Pharma Inc.
x.harland@acastipharma.com

Financial informations are available under the Web site at: www.sedar.com

Head Office

Acasti Pharma Inc.
Suite 210
225 Promenade du Centropolis
Laval, Québec H7T 0B3
Canada
Phone: +1 450.686.4555
Fax: +1 450.686.2505
www.acastipharma.com
info@acastipharma.com

Auditors

KPMG LLP
Limited liability partnership
Chartered Accountants
Bureau 1500
600 West, de Maisonneuve Blvd
Montréal H3A 0A3
Canada

Annual Meeting

Shareholders are invited to attend the Annual and Special Meeting being held on

Thursday, June 21, 2012 at
10:00 a.m. local time at
Hilton Garden Inn Montréal Centre-ville
Charles de Bleury Room
380 Sherbrooke West
Montréal, Québec H3A 0B1

Those unable to do so are asked to sign and return the form of proxy that has been mailed to them.

Transfer Agent And Registrar

For registered shareholders:

To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada and in USA that provide electronic fund-transfer services, etc., please contact:

Computershare Trust Company of Canada
1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8
Canada

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Canada
Phone: 1-800-564-6253 / 514=982-7555
Fax: 1-888-453-0330 / 416-263-9394
service@computershare.com







Acasti Pharma

www.acastipharma.com